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Rediff.Com India Limited

1st floor, Mahalaxmi Engineering Estate, L.J. First Cross Road, Mahim (W), Mumbai - 400 016. Tel: (022) 444 9144, Fax: (022) 445 5346
Web site: www.rediff.com



  Rediff.Com Announces Acquisitions To Penetrate US Markets With A Combination
          Of Online-Offline Revenue Streams And Expand Services-Based
                  Revenue Streams To Users In India And The US

                             Rediff.com To Acquire --
         Value Communications Corporation and India Abroad Publications
                  And Make Strategic Investment in Apnaloan.com

   Conference call will be held on March 22, 2001 to discuss these events and provide further financial guidance.


MUMBAI, INDIA, MARCH 22, 2001 -- Rediff.com India Limited, (Nasdaq: REDF), one of India's leading portals focusing on India and the global Indian community, today announced an aggressive online-offline strategy to consolidate its leadership position within India and become a dominant player in the US Indian market through a series of acquisitions and investments in India and the United States. The focus lies in creating a more stable revenue matrix by diversifying its revenue streams across multiple services, markets and businesses.

In this regard, Rediff.com has agreed to acquire two US based companies -- Value Communications Corporation and India Abroad Publications while making strategic investments in Apnaloan.com India Pvt. Ltd.


ACQUISITIONS:

Rediff.com has entered into an agreement to acquire Value Communications Corporation. This profitable, privately held Illinois-based communications company has a web-based business model with a strong management team and focuses on Internet based marketing of international phone services to Indians in the United States. It has a user base of about 45,000 with revenues of over US$ 13 million for the twelve-month period ended December 2000. With 65 percent of its revenue online, The Company believes the acquisition adds valuable new service to its US-based Non Resident Indian customer base, adds a new revenue stream, and strengthens its offerings in the Consumer Communication space.

Rediff.com has also entered into an agreement to increase its equity stake in a privately held Indian financial portal -- Apnaloan.com, with an option to further increase its stake to 100 percent over a period of time. Apnaloan.com is a leader in India in helping Indians in India choose their consumer loans and credit card providers from among the many financial institutions who offer this service. Rediff.com believes the strength of the company lies in their management team who has many years experience running the consumer loans business of a prominent and prestigious Indian financial institution. Apnaloan.com's consumer focus is the young (25-35 year) Indian who is ready to acquire his first credit card, secure a home loan for his first apartment, two-wheeler or car and this is the exact constituency that Rediff.com serves in India. Rediff.com believes the investment will help it serve the Indian consumer better, add a new revenue line and strengthen its position in the online financial services segment.

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To further strengthen its market share in the United States, Rediff.com has agreed to acquire New York-based India Abroad Publications - the oldest, largest and profitable South Asian weekly newspaper serving the US-South Asian community. Revenues for the year ended December 2000 were approximately US$ 7.0 million from a circulation base of about 65,000 South Asians. Rediff.com intends to integrate this acquisition with its current leadership position in the US-South Asian online space achieved through the Rediff USA offering. This will enable Rediff.com to provide consumers with an unparallel online-offline experience and advertisers targeting the affluent US-South Asian with a great advertising and direct marketing vehicle.


FINANCIAL GUIDANCE:

During the current Jan-Mar 2001 quarter, banner advertising is expected to show a growth in the range of 40 percent to 50 percent, e-commerce at around 25 percent to 30 percent over previous quarter. However, this good showing is unlikely to overcome the decline in sponsorships and "dotcom" revenue. Overall revenue for the current quarter is expected to be lower by around 35 percent over last quarter revenue. This will bring in the full financial year ending March 2001 at around 250 percent over the previous year.

Based on assumptions about the closing dates of the planned acquisitions and organic growth the Company expects revenue for the upcoming financial year April 2001-March 2002 to be in the range of US$ 32 million to 35 million. Revenue from services that consumers pay for is expected to contribute about 50 percent to 55 percent. Gross margins for the upcoming year is expected to be in the range of 42 percent 44 percent and is expected to gradually increase to approximately 50 percent.

For the current quarter, the loss per ADS of the Company is likely to be in the range of (0.11) to (0.12) and in the range of (0.24) to (0.26) for the full financial year ending March 2001.

The company continues to be comfortable with previous guidance that the company will breakeven in the third fiscal quarter of 2001; cash burn rate continues in the range of US$ 1.5 million to 2.5 million per quarter. Rediff.com believes that after paying for the acquisitions described above, the Company will enter the third fiscal quarter 2001 with a cash balance of approximately US$ 30 million.

A conference call will be hosted on March 22, 2001, to discuss recent events. The conference call will be web cast live at www.rediff.com at 9:00 AM Eastern Standard time, USA.


ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals, focusing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users.

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SAFE HARBOR STATEMENT OF REDIFF.COM INDIA LIMITED UNDER THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995:

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This release may contain forward-looking statements based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," "may," "will" and variations of these words or similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors.

Important factors that may cause such a difference for Rediff.com in connection with the above mentioned acquisitions include, but are not limited to, the risks inherent in acquisitions of portal businesses, including the timing and successful completion of technology and product development, integration issues, costs and unanticipated expenditures, changing relationships with customers, suppliers and strategic partners, potential contractual, intellectual property or employment issues, accounting treatment and charges, and the risks that the acquisition cannot be completed successfully or that anticipated benefits are not realized; the rate at which present and future customers adopt Rediff.com's and its new acquiree companies'services and product offerings in the targeted U.S. markets; the loss of key customers; the volume of our product sales; the availability and pricing of competing products and services and the resulting effects on sales and pricing of our products and services; intellectual property disputes and customer indemnification claims; the effects of new and emerging technologies such as wireless delivery systems; our ability to retain and hire key executives, technical personnel and other employees in the numbers, with the capabilities, and at the compensation levels needed to implement our business and product plans; and other factors.

Our recent and forthcoming Quarterly Reports on Form 6-K and Annual Reports on Form 20-F, and other Securities and Exchange Commission filings discuss some of the important risk factors that may affect our business, results of operations and financial condition. We undertake no obligation to revise or update publicly any forward-looking statements for any reason. These reports are available at www.sec.gov.


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(PLEASE VISIT OUR http://:ir.rediff.com FOR FURTHER DETAILS AND AUDIO RECORD OF
THE CONFERENCE CALL)

FOR FURTHER DETAILS CONTACT:


SANDRA MORENO                        DEBASIS GHOSH
THOMSON FINANCIAL/CARSON             REDIFF.COM INDIA LIMITED
PHONE: + 212-701-1867                PHONE +91-22-444-9144
Sandra.moreno@tfn.com                debasisg@rediff.co.in

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